UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

14007156

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ______________ to __________

Commission File No. 001-11960

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASTRAZENECA SAVINGS AND SECURITY PLAN

AstraZeneca Pharmaceuticals LP
1800 Concord Pike
P. O. Box 15437
Wilmington, DE 19850-5437

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AstraZeneca PLC
2 Kingdom Street
London W2 6BD
England

REQUIRED INFORMATION

1. Financial Statements:

The following financial information, including Report of Independent Registered Public Accounting Firm thereon of **AstraZeneca Savings and Security Plan** are submitted herewith:

Statements of Net Assets Available for Plan Benefits as of December 31, 2013 and 2012;

Statements of Changes in Net Assets Available for Plan Benefits for each of the three years ended December 31, 2013;

Notes to Financial Statements; and

Supplemental Schedule of Assets (held at year end as of December 31, 2013).

The schedule for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the AstraZeneca Savings and Security Plan.

2. Exhibit:

The following exhibit is submitted herewith:

Exhibit (A) - Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Date: 6/19/14

By: [signature]
Jeffrey Fleming, Chair – AstraZeneca Investment Committee, VP Compliance North America, and U.S. Compliance Officer

267380-1

Exhibit A

Consent of Independent Registered Public Accounting Firm

The Board of Directors
AstraZeneca PLC:

We consent to the incorporation by reference in the registration statement (No. 333-09062) on Form S-8 of AstraZeneca PLC of our report dated June 19, 2014, with respect to the statements of net assets available for benefits of the AstraZeneca Savings and Security Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2013, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report for Form 11-K of the AstraZeneca Savings and Security Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 19, 2014

KPMG

ASTRAZENECA SAVINGS AND SECURITY PLAN

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

ASTRAZENECA SAVINGS AND SECURITY PLAN

December 31, 2013 and 2012

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4–11
Supplemental Schedule:	
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Participants of the AstraZeneca Savings and Security Plan, the AstraZeneca Investment Committee and the AstraZeneca Administration Committee:

We have audited the accompanying statements of net assets available for benefits of the AstraZeneca Savings and Security Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Net Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Philadelphia, Pennsylvania
June 19, 2014

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Investments:		
Common stock fund – AstraZeneca PLC ADRs	$ 127,780,686	106,556,554
Investment contracts with insurance companies	249,996,227	250,175,013
Investments in mutual funds	1,901,203,858	1,530,742,898
Investments in money market funds and other	92,219,090	98,089,446
Total investments at fair value	2,371,199,861	1,985,563,911
Contribution receivable	5,146,828	2,325
Notes receivable from participants	23,828,560	23,226,978
Total receivables	28,975,388	23,229,303
Net assets reflecting investments at fair value	2,400,175,249	2,008,793,214
Adjustment from fair value to contract value for fully benefit-responsive investment contracts with insurance companies	10,585,360	2,429,136
Net assets available for benefits	$ 2,410,760,609	2,011,222,350

See accompanying notes to financial statements.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2013, 2012 and 2011

	2013	2012	2011
Investment income (loss):			
Net appreciation (depreciation) in fair value of investments	$ 380,026,543	168,071,217	(29,276,656)
Interest and dividends	66,505,332	51,541,602	42,464,083
Total investment income	446,531,875	219,612,819	13,187,427
Contributions:			
Employer	53,610,585	53,912,068	61,028,335
Participants	87,057,746	90,954,416	101,559,472
Rollovers	8,846,213	5,604,707	6,089,876
Total contributions	149,514,544	150,471,191	168,677,683
Deductions:			
Benefits paid to participants and rollovers	196,476,403	289,465,614	166,100,316
Administrative expenses	31,757	40,583	62,688
Total deductions	196,508,160	289,506,197	166,163,004
Net increase	399,538,259	80,577,813	15,702,106
Net assets available for benefits:			
Beginning of the year	2,011,222,350	1,930,644,537	1,914,942,431
End of the year	$ 2,410,760,609	2,011,222,350	1,930,644,537

See accompanying notes to financial statements.

(1) Description of Plan

(a) General

The following description of the AstraZeneca Savings and Security Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions. The Plan, formerly known as the Zeneca Deferred Compensation Plan, was established on April 1, 1958, and was designed to provide a systematic means of saving and investing for the future.

Effective July 1, 2000, the Zeneca Deferred Compensation Plan was amended and restated as the Plan sponsorship transferred from Zeneca Inc. to AstraZeneca Pharmaceuticals LP (the Company). Regular full-time and part-time employees of the Company and AstraZeneca LP (AZLP) are immediately eligible to participate in the Plan. The Company is an indirect wholly owned subsidiary of AstraZeneca PLC. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is intended as a plan described in Section 404(c) of ERISA and Section 2550.404c-1 of Title 29 of the Code of Federal Regulations. Because the Plan allows participants to invest both before-tax and after-tax contributions in AstraZeneca PLC American Depositary Receipts (ADRs), the Plan and the stock offered thereunder are registered under the Securities Act of 1933 (the Act).

The AstraZeneca Investment Committee is the Plan's named fiduciary for investment and certain administrative duties, and the AstraZeneca Administration Committee is the Plan's named fiduciary for claims administration and certain other duties. Both committees are appointed by and subject to review by the North American Compensation and Benefits Sub-Committee.

(b) Administrative Expenses

All costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. Brokerage charges and fees incurred for purchases and sales of common stock are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold. Investment advisory fees are paid by the Company. Administrative expenses included in the statements of changes in net assets available for benefits relate to participant distribution mailings and short-term trading fees applicable to certain investment options. These amounts are paid by the Plan, as a reduction from the participants' account.

(c) Contributions

Participants can make before-tax or after-tax contributions of up to 50% of annual eligible compensation. The maximum amount of the Company match is one dollar for each dollar of the first 6% of eligible compensation that a participant contributes to the Plan.

The Company also makes a fixed contribution in the amount of 2.5% of annual eligible compensation (Fixed Company Contributions) for those participants who meet the eligibility requirements of Benefit Schedule B under the Rider 1 (the legacy Zeneca provisions) of the AstraZeneca Defined Benefit Pension Plan. The amount of contributions is subject to the limitations imposed by the Internal Revenue Code. Both employee and Company contributions are allocated to each participant account. The contributions remitted to the trustee are invested in the investment funds based on the investment allocation elected by the participant.

During 2013, the Company identified discrepancies in participant contribution percentages withheld for certain participants. The Company performed an in-depth review of these discrepancies and completed all necessary corrections to participant accounts prior to the issuance of the current year financial statements.

(d) Participant Accounts

Each participant's account is adjusted periodically to reflect his or her allocated portion of participant and Company contributions and investment earnings (loss). Investment income (loss) allocated to each participant's account is based on the portion of income and expenses and gains and losses of each investment fund in which the assets represented by the participant's account are invested.

(e) Vesting

Participants are immediately vested in their contributions and all Company matching contributions, plus actual earnings thereon. A participant who is credited with at least one hour of service becomes fully vested in his or her Fixed Company Contributions upon death, disability, attainment of retirement age, or the completion of three years of service.

(f) Participant Loans

The Plan allows loans pursuant to Section 408(b)(1) of ERISA and the regulations thereunder. The maximum loan amount is the lesser of 50% of a participant's account balance or $50,000, reduced by the participant's highest outstanding plan loan balance over the previous 12 months. The minimum loan amount is $1,000. Loans must generally be repaid over a period of up to five years. Interest rates are based on the "prime rate" published in the *Wall Street Journal* on the first calendar day of the month in which the loan is taken and remains fixed over the life of the loan. As of December 31, 2013, the interest rates on the participant loans range from 3.3% to 10%.

(g) Payment of Benefits

In the case of death, disability, termination, or retirement, a participant or, if applicable, the participant's beneficiary, may receive a distribution of the vested portion of his or her account in a lump-sum amount or in installments (excluding termination). A participant who terminates may only receive a distribution of the vested portion of his or her account in the form of a lump-sum amount. In addition, a participant may elect to withdraw all or part of his or her account in special circumstances, as defined by the Plan.

(h) Forfeited Accounts

If participants terminate employment prior to becoming fully vested in their Fixed Company Contributions, then those contributions will be forfeited and used to reduce future Fixed Company Contributions to the Plan for the remaining participants. Forfeitures used to reduce Fixed Company Contributions were insignificant to the Plan for the years ended December 31, 2013, 2012, and 2011.

(2) Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

(a) Basis of Accounting

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States (US GAAP).

(b) Investment Valuation and Income Recognition

Shares of common stock are valued at the period-end market price. Shares of registered investment companies are valued at quoted market prices. Purchases and sales of investments are recorded on the trade date.

Investment contracts, which are fully benefit-responsive, represent the net contribution plus interest at the contract rate. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts with insurance companies as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value as of December 31, 2013 and 2012.

Dividend income is recorded on the ex-dividend date. The appreciation (depreciation) in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statements of changes in net assets available for benefits. Interest income is accrued as earned.

(c) Notes Receivable from Participants

Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. Defaulted participant loans are reclassified as distributions based upon the terms of the plan document.

(d) Payment of Benefits

Benefit payments are recorded when paid.

(Continued)

(e) ***Use of Estimates***

The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

(f) ***Subsequent Events***

The Plan has evaluated subsequent events through June 19, 2014, the date the financial statements were available to be issued.

(3) Investments

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets at December 31, 2013 and 2012:

		2013	2012
Common stock fund – AstraZeneca PLC ADRs	$	127,780,685	106,556,554
T Rowe Price Small Cap Value Fund		180,120,391	145,568,757
Vanguard Growth Index Fund		166,376,772	134,825,456
Vanguard Institutional Index Fund		264,925,896	212,053,898
Vanguard Mid Cap Index Fund		130,745,915	99,983,586
Vanguard Total Bond Market Index Fund		105,973,760	128,236,371
Vanguard Value Index Inst		123,043,559	97,001,836

During 2013, 2012, and 2011, the Plan's investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

		2013	2012	2011
Mutual funds	$	352,828,155	165,767,049	(37,623,302)
Common stock		27,198,388	2,304,168	8,346,646
	$	380,026,543	168,071,217	(29,276,656)

(4) Investment Contracts with Insurance Companies

The Plan invests in a portfolio of fully benefit-responsive guaranteed investment contracts issued by insurance companies. The AstraZeneca Investment Committee manages the portfolio, and Fiduciary Capital Management is the portfolio's advisor. The portfolio is credited with interest on the guaranteed investment contracts and debited for participant withdrawals. Participants may direct the withdrawal or transfer of all or a portion of their investment.

The primary factor that influences future average crediting rates is the level of interest rates at the time the Plan reinvests periodic maturities and positive plan cash flow, if any, which is typically done quarterly. Traditional guaranteed investment contracts are purchased with a guarantee of one interest rate for the term of the contract. There is one synthetic contract, which is reset quarterly based upon the wrap contract's provisions that reset the crediting rate based upon the book value of the wrap contract, term of the contract and current yield and market value of the underlying portfolio. Adjustments from fair value to contract value have no impact on future crediting rates. There are no capital gains or losses that affect traditional guaranteed investment contracts. The synthetic contract does pass along capital gains and losses to the investment through the crediting rate mechanics of the contract, ultimately affecting the book value of the contract. In the case of employer-initiated events such as plan termination, abrogation of contract terms, unapproved plan changes, spin-offs, layoffs, etc., payments may not be available at full contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 3% for the years ended December 31, 2013, 2012, and 2011.

(5) Fair Value Measurements

FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurement*, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs other than Level 1 that are observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded. The investment has no unfunded commitments and there are no redemption restrictions.

Investment contracts with insurance companies: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable duration considering the credit-worthiness of the issuer. The underlying assets include fixed income and money market securities. The investment has no unfunded commitments and there are no redemption restrictions.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end. The NAV is a quoted price in an active market. The underlying assets include equity, fixed income, and money market securities. The investment has no unfunded commitments and there are no redemption restrictions other than participants cannot transfer their balance directly to the money market fund.

Money market funds: Valued at the NAV of shares held by the Plan at year-end. The NAV is a quoted price in an active market. The underlying assets include money market securities. The investment has no unfunded commitments and there are no redemption restrictions.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables list the fair values of investments as of December 31, 2013 and 2012:

	Fair value measurements as of December 31, 2013			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stock fund	$ 127,780,686	—	—	127,780,686
Investment contracts with insurance companies	—	249,996,227	—	249,996,227
Mutual funds:				
Blended fund	84,067,239	—	—	84,067,239
Bond fund	105,973,760	—	—	105,973,760
International equity	148,035,136	—	—	148,035,136
Large cap equity	767,013,910	—	—	767,013,910
Lifecycle funds	382,191,391	—	—	382,191,391
Mid cap equity	130,745,915	—	—	130,745,915
Small cap equity	283,176,507	—	—	283,176,507
Money market funds and other	92,219,090	—	—	92,219,090
Total investments measured at fair value	$ 2,121,203,634	249,996,227	—	2,371,199,861

(Continued)

	Fair value measurements as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Common stock fund	$ 106,556,554	—	—	106,556,554
Investment contracts with insurance companies	—	250,175,013	—	250,175,013
Mutual funds:				
Blended fund	69,383,497	—	—	69,383,497
Bond fund	128,236,371	—	—	128,236,371
International equity	120,303,608	—	—	120,303,608
Large cap equity	598,054,733	—	—	598,054,733
Lifecycle funds	301,722,211	—	—	301,722,211
Mid cap equity	99,983,586	—	—	99,983,586
Small cap equity	213,058,892	—		213,058,892
Money market funds and other	98,089,446	—	—	98,089,446
Total investments measured at fair value	$ 1,735,388,898	250,175,013	—	1,985,563,911

(6) Internal Revenue Service Status

On May 7, 2012, the Internal Revenue Service issued a determination letter for the amended and restated Plan, which stated that the Plan and its underlying trust, as effective January 1, 2012, qualified under the applicable provisions of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Internal Revenue Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(7) Plan Termination

Although it has not expressed any intent to do so, the North America Compensation and Benefits Sub-Committee has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA and other applicable laws.

(8) Party-In-Interest Transactions

Certain Plan investments are shares of registered investment companies managed by affiliates of Fidelity Investment Management Company. Fidelity Investment Management Company is the trustee as defined in the Plan, and therefore, these transactions qualify as party-in-interest transactions.

(9) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

ASTRAZENECA SAVINGS AND SECURITY PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

Plan No. 002 EIN 23-2967016

Identity of issuer, borrower, lessor, or similar party	Current value
Common stock fund:	
* AstraZeneca PLC ADRs	$ 127,780,686
Investment contracts with insurance companies (AstraZeneca – Stable Value Fund):	
Genworth Life & Annuity I	2,408,595
Hartford Life Insurance Company	2,328,240
ING Aetna	7,858,672
Jackson National Life	22,754,678
Metropolitan Life Inc.	22,722,206
Monumental Life Insurance Company	9,814,093
Mutual of America	22,794,754
New York Life Insurance Company	34,516,050
Ohio National Life Insurance	14,257,831
Pacific Life Insurance Company	8,360,693
Principal Life Insurance	18,219,391
Protective Life Insurance	14,371,450
Prudential Insurance Company of America	66,292,028
United of Omaha	13,882,906
	260,581,587
Investments in mutual funds:	
AF Fundamental Investors R6	48,216,213
* Fidelity Diversified International K	22,049,661
* Fidelity OTC K	97,720,277
* Spartan International Index Fund	103,384,113
TIFI Templ Forgn Equ	22,601,362
T Rowe Price Small Cap Value Fund	180,120,391
Vanguard Bal Index Inst	84,067,239
Vanguard Explorer Adm	26,090,333
Vanguard Growth Index Fund	166,376,772
Vanguard Institutional Index Fund	264,925,896
Vanguard Mid-Cap Index Fund	130,745,915
Vanguard Morgan Growth Fund	22,385,646
Vanguard PRIMECAP Core Fund	44,345,547
Vanguard Small Cap Index Inst	76,965,783
Vanguard Target Retirement 2010	7,802,777
Vanguard Target Retirement 2015	34,087,467
Vanguard Target Retirement 2020	53,995,549
Vanguard Target Retirement 2025	69,005,232
Vanguard Target Retirement 2030	67,742,942
Vanguard Target Retirement 2035	62,614,087
Vanguard Target Retirement 2040	41,585,696
Vanguard Target Retirement 2045	22,387,284
Vanguard Target Retirement 2050	7,858,892
Vanguard Target Retirement Inc	15,111,465
Vanguard Total Bond Market Index Fund	105,973,760
Vanguard Value Index Inst	123,043,559
	1,901,203,858
Investments in money market funds and other:	
Vanguard Prime Money Market Fund	69,599,476
* FMTC Institute Money Market Fund	20,505,586
Other interest-bearing cash	2,114,028
	92,219,090
* Notes receivable from participants (rates of interest ranging from 3.3% to 10%)	23,828,560
Total	$ 2,405,613,781

* Party-in-interest

See accompanying independent auditors' report.